

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 28, 2022

Todd Waltz
Chief Financial Officer
AEMETIS, INC
20400 Stevens Creek Blvd., Suite 700
Cupertino, CA 95014

      Re: AEMETIS, INC
          Form 10-K filed March 10, 2022
          Form 8-K filed November 3, 2022
          File No. 001-36475

Dear Todd Waltz:

     We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing your response to these comments, we may have additional comments.

Item 2.02 Form 8-K dated November 3, 2022

Exhibit 99.1, page 1

1.   In the heading to your press release, you disclose EPS was $(.46), Excluding Unitholder Redemption Charge related to Biogas Series A Preferred Unit Investor. Please revise your disclosures to:
   - Prominently present your GAAP earnings per share and present it before your non-GAAP EPS measure;
   - Appropriately label the adjusted EPS measure; and
   - Present a reconciliation of your GAAP EPS to your Non GAAP EPS.
   Refer to the guidance in Item 10(e)(1)(i)(A) and (B) of Regulation S-K, Regulation G and Question 102.10 of the non-GAAP C&DIs.

2.   Please explain why the cash receipt of a grant of $14.2 million from the United States Department of Agriculture ("USDA") Biofuel Producer Program is highlighted in a

footnote to your reconciliation of net loss to Adjusted EBITDA rather than as an adjustment. Refer to Question 100.03 of the non-GAAP C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeanne Baker at 202-551-3691or Terence O'Brien at 202-551-3355 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services